	     SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			SCHEDULE 13G


   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
	  UNDER THE SECURITIES EXCHANGE ACT OF 1934

		      (Amendment No. 9)


		Chris-Craft Industries, Inc.
		      (Name of Issuer)


   $1.40 Cumulative Convertible Preferred Stock, par value
  $1.00 per share; Class B Common Stock, par value $.50 per
      share; and Common Stock, par value $.50 per share
	       (Title of Class of Securities)


	 170520-30-8; 170520-50-6;  and  170520-10-0
		       (CUSIP Number)

	       _______________________________

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


	       (Continued on following pages)

CUSIP No. 170520-30-8,       13G       Page 2 of 6 Pages
	  170520-50-6, and
	  170520-10-0

1)  Name of Reporting Person:  Evan C Thompson
    SS or IRS Identification No. of Above Person:

	  S.S. No. ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /    /

(b)  /    /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

Number of      5)   Sole Voting Power:  554,207 shares of
Shares              Class B Common Stock, and 1,104,673
Benefically         of Common Stock
Owned          6)   Shared Voting Power:  None
by Each        7)   Sole Dispositive Power:  130 shares
Reporting           of $1.40 Convertible Preferred Stock,
Person              672,263 shares of Class B Common Stock,
		    and 1,290,833 shares of Common Stock
 8)  Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   130 shares of $1.40 Convertible Preferred
	       Stock, 672,263 shares of Class B Common
	       Stock, and 1,290,833 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
	  Less than 1% of $1.40 Convertible Preferred Stock,
	  8.8% of Class B Common Stock and 5.8% of Common
	  Stock

12)  Type of Reporting Person (See Instructions):
	  IN

Item 1(a).     Name of Issuer:
	       Chris-Craft Industries, Inc. ("Chris-
	       Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
		 767 Fifth Avenue
		 New York, New York 10153

Item 2(a).     Name of Person Filing:
		 Evan C Thompson

Item 2(b). Address of Principal Business Office or, if none, Residence:
		 United Television, Inc.
		 132 So. Rodeo
		 Fourth Floor
		 Beverly Hills, California 90212

Item 2(c).     Citizenship:
		 United States of America

Item 2(d).     Title of Class of Securities:

			      I

	       Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
	       20.66194 shares of Class B Common Stock and
	       10.33098 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 30.99292 shares of Common Stock ("$1.40 Convertible Preferred Stock")

			     II

	       Class B Common Stock, $.50 par value, each share convertible into one share of Common
	       Stock ("Class B Common Stock")

			     III

	       Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

	       I ($1.40 Convertible Preferred Stock) --
		    170520-30-8

	       II (Class B Common Stock) -- 170520-50-6

	       III (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
	       13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

				  I            II        III

			      $1.40 Con-
			      vertible       Class B
			      Preferred      Common     Common
			       Stock         Stock      Stock
(a)  Amount Beneficially
     Owned (1):               130            672,263    1,290,833(2)

(b)  Percent of Class
     (outstanding at
     December 31, 1995)
     (3):                     *              8.8%       5.8%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
	  vote or to direct
	  the vote              --           554,207   1,104,673

    (ii)  shared power to
	  vote or to direct
	  the vote              --             --           --

   (iii)  sole power to dis-
	  pose or to direct
	  the disposition of  130            672,263    1,290,833

    (iv)  shared power to
	  dispose or to di-
	  rect the disposi-
	  tion of               --             --           --

_________________________
*    Less than 1%.

(1) $1.40 Convertible Preferred Stock amount includes 130 shares vested at December 31, 1995 in the Chris-Craft Employees' Stock Purchase Plan. Class B Common Stock amount includes 115,370 shares so vested, and 2,686 shares issuable upon conversion of $1.40 Convertible Preferred Stock so vested. Common Stock amount includes 66,761 shares of Common Stock so vested, 115,370 issuable upon conversion of Class B Common Stock so vested, and 4,029 shares issuable upon conversion of (i) $1.40 Convertible Preferred Stock so vested and (ii) Class B Common Stock issuable upon conversion of such $1.40 Convertible Preferred Stock.

(2) Includes 177,936 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1995 and 673,606 shares issuable upon conversion of (i) $1.40 Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(3) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1995 plus those issuable upon conversion of $1.40 Convertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1995 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I, (ii) conversion of Class B Common Stock shown in Column II, and (iii) exercise of stock options referred to in Note (2).

Item 5.   Ownership of Five Percent or Less of a Class.
	  Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
	  Another Person.
	  Inapplicable.

Item 7.   Identification and Classification of the Subsidiary
	  Which Acquired the Security Being Reported on by the
	  Parent Holding Company.
	  Inapplicable.

Item 8.   Identification and Classification of Members of the
	  Group.
	  Inapplicable.

Item 9.   Notice of Dissolution of Group.
	  Inapplicable.

Item 10.  Certification.
	  Inapplicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 1996



/s/ Evan C Thompson
     Signature



Evan C Thompson
     Name/Title